EXHIBIT 99

CONSULTING AGREEMENT

       This Consulting Agreement (the "Consulting Agreement") made as of April 25, 2001 by and between Dr. G. K. Kumar, Bldg. A 1615 West Big Beaver Rd., Troy, Michigan 48084 ("Consultant") and Pacel Corporation, with offices at 8870 Rixlew Lane, Suite 201, Manassas, Virginia, 20109-3795 (the "Company").

WITNESSETH

       WHEREAS, the Company requires and will continue to require consulting services relating to management, strategic planning and marketing in connection with its e-CenturionTM software business; and

       WHEREAS, Consultant can provide the Company with strategic planning and marketing consulting services and is desirous of performing such services for the Company; and

       WHEREAS, the Company wishes to induce Consultant to provide these consulting services to the Company,

       NOW, THEREFORE, in consideration of the mutual covenants hereinafter stated, it is agreed as follows:

       1.        APPOINTMENT.

       The Company hereby engages Consultant and Consultant agrees to render services to the Company as a consultant upon the terms and conditions hereinafter set forth.

       2.        TERM.

       The term of this Consulting Agreement began as of the date of this Agreement, and shall terminate on December 31, 2001, unless earlier terminated in accordance with paragraph 7 herein or extended as agreed to between the parties.

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       3.        SERVICES.

       During the term of this Agreement, Consultant shall provide advice to, undertake for and consult with the Company concerning management, marketing, consulting, strategic planning, corporate organization and structure, Sales matters in connection with the operation of the businesses of the Company for e-Centurion software product. Consultant agrees to provide on a timely basis the following enumerated services plus any additional services contemplated thereby:

(a)	The implementation of short-range and long-term strategic planning to fully develop and enhance the Company's products and services;
(b)	Develop and assist in the implementation of a marketing program to enable the Company to broaden the markets for its services and promote the image of the Company and its products and services;
(c)	Advise the Company relative to the recruitment and employment of marketing and sales personnel consistent with the expansion of operations of the Company;
(d)	The identification, evaluation, structuring, negotiating and closing of strategic alliances.

       4.       DUTIES OF THE COMPANY.

       The Company shall provide Consultant, on a regular and timely basis, with all approved data and information about it, its subsidiaries, its management, its products and services and its operations as shall be reasonably requested by Consultant, and shall advise Consultant of any facts which would affect the accuracy of any data and information previously supplied pursuant to this paragraph. The Company shall promptly supply Consultant with full and complete copies of all brochures or other sales materials relating to its products or services.

       5.       COMPENSATION.

       The Company will immediately grant Consultant the option to purchase 10,000,000 shares of the Company's Common Stock with an exercise price at $.01 per share, which option shall expire on November 30, 2001 at 5:00 P.M. C.S.T. Consultant in providing the foregoing services shall be reimbursed for any pre-approved out-of-pocket costs, including, without limitation, travel, lodging, telephone, postage and Federal Express charges.

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       6.       REPRESENTATION AND INDEMNIFICATION.

       The Company shall be deemed to have been made a continuing representation of the accuracy of any and all facts, material information and data which it supplies to Consultant and acknowledges its awareness that Consultant will rely on such continuing representation in disseminating such information and otherwise performing its advisory functions. Consultant in the absence of notice in writing from the Company will rely on the continuing accuracy of material, information and data supplied by the Company. Consultant represents that he has knowledge of and is experienced in providing the aforementioned services.

Consultant represents that he has knowledge of and is experienced in providing the aforementioned services.

i)	The consultant services are not and will not be to promote, maintain a market for the Company's securities to the general public or in the connection with, or related to capital raising transactions.
ii)	Any compensation received herein will not be used in connection with distribution of the Company's securities or to the general public nor will I act as a conduit for the distribution of such securities.

iii)	Consultant is a natural person who has contracted through his company directly with the Company.
iv)	Consultant will not provide any services in connection with any potential restructuring of the capital of the Company.

       7.       MISCELLANEOUS.

       Termination: This Agreement may be terminated by either Party upon written notice to the other Party for any reason which shall be effective five (5) business days from the date of such notice. This Agreement shall be terminated immediately upon written notice for material breach of this Agreement. All shares from exercised options will remain free trading and cannot be recalled by the company.

       As used in this Agreement, the term with cause shall mean, the conviction of any crime involving dishonesty or resulting in imprisonment without the option of a fine, or the material non-observance, or the material breach by Consultant of any of the material provisions of this Agreement, or the neglect, failure or refusal of consultant to carry out the duties contracted by him after due notice to the consultant of such neglect, failure or refusal.

       Modification: This Consulting Agreement sets forth the entire understanding of the Parties with respect to the subject matter hereof. This Consulting Agreement may be amended only in writing signed by both Parties.

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       Notices:        Any notice required or permitted to be given hereunder shall be in writing and shall be mailed or otherwise delivered in person or by facsimile transmission at the address of such Party set forth above or to such other address or facsimile telephone number, as the Party shall have furnished in writing to the other Party.

       Waiver:        Any waiver by either Party of a breach of any provision of this Consulting Agreement shall not operate as or be construed to be a waiver of any other breach of that provision or of any breach of any other provision of this Consulting Agreement. The failure of a Party to insist upon strict adherence to any term of this Consulting Agreement on one or more occasions will not be considered a waiver or deprive that Party of the right thereafter to insist upon adherence to that term of any other term of this Consulting Agreement.

       Assignment:        The Options under this Agreement are assignable at the discretion of the Consultant.

       Severability:        If any provision of this Consulting Agreement is invalid, illegal, or unenforceable, the balance of this Consulting Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

       Disagreements:        Any dispute or other disagreement arising from or out of this Consulting Agreement shall be submitted to arbitration under the rules of the American Arbitration Association and the decision of the arbiter(s) shall be enforceable in any court having jurisdiction thereof. Arbitration shall occur only Detroit, Michigan. The interpretation and the enforcement of this Agreement shall be governed by Michigan Law as applied to residents of the State of Michigan relating to contracts executed in and to be performed solely within Michigan. In the event any dispute is arbitrated, the prevailing Party (as determined by the arbiter(s)) shall be entitled to recover that Party's reasonable attorney's fees incurred (as determined by the arbiter(s)).

       IN WITNESS WHEREOF, this Consulting Agreement has been executed by the Parties as of the date first above written.

PACEL CORP.	CONSULTANT
________________________________	________________________________
David Calkins, President	Dr. G. K. Kumar